S&S DRAFT
                                                                        7/01/97

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               RYKOFF-SEXTON, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                    783759103
                                 (CUSIP Number)

                    c/o Merrill Lynch Capital Partners, Inc.
                               225 Liberty Street
                          New York, New York 10080-6123
                           Attention: James V. Caruso
                            Telephone: (212) 236-7753
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                               Marcia L. Tu, Esq.
                            Merrill Lynch & Co., Inc.
                             World Financial Center
                                   North Tower
                          New York, New York 10281-1323
                            Telephone: (212) 449-8412

                                  June 30, 1997
             (Date of Event which Requires Filing of this Statement)

                    ========================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH & CO, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,078,639
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,078,639
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,078,639


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   HC, CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              MERRILL LYNCH GROUP, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)       HC, CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH MBP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERCHANT BANKING L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
               MERRILL LYNCH CAPITAL PARTNERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)      CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO MANAGERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. XIII, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power   -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML OFFSHORE LBO PARTNERSHIP NO. XIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Cayman Islands


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. B-IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 MERRILL LYNCH CAPITAL APPRECIATION
                 PARTNERSHIP NO. B-XVIII, L.P.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization          Delaware


  Number of     (7)   Sole Voting Power     -0-
   Shares
Beneficially    (8)   Shared Voting Power     10,076,004
  Owned by
    Each        (9)   Sole Dispositive Power    -0-
 Reporting
   Person       (10)  Shared Dispositive Power    10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)      PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Cayman Islands


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power    10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power    10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. IV


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML IBK POSITIONS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  KECALP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1987


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)  Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1991


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1994


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)     OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware


  Number of    (7)   Sole Voting Power    -0-
   Shares
Beneficially   (8)   Shared Voting Power    10,076,004
  Owned by
    Each       (9)   Sole Dispositive Power    -0-
 Reporting
   Person      (10)  Shared Dispositive Power     10,076,004
    With


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares\ (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.0%


(14)     Type of Reporting Person (See Instructions)   PN

Item 1.  Security and Issuer.

         This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.10 per share (the "Issuer Common Stock"), of Rykoff-Sexton, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of the Filing ML Entities to amend the Schedule 13D, filed on May 28, 1996 the "Schedule
13D". The address of the Issuer's principal executive offices is 613 Baltimore Drive, Wilkes-Barre, Pennsylvania, 18702. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 of Schedule 13D is hereby amended by replacing Appendix B referred to therein with the amended Schedule B attached hereto.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and substituting therefor the following:

         The Issuer entered into an Agreement and Plan of Merger dated as of June 30, 1997 (the "JPFI Merger Agreement") with JP Foodservice, Inc., a Delaware corporation ("JPFI"), and Hudson Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of JPFI ("Hudson"), pursuant to which the Issuer is to be merged (the "JPFI Merger") with and into Hudson. Upon consummation of the JPFI Merger in accordance with the terms and conditions of the JPFI Merger Agreement, each share of Issuer Common Stock will be converted into the right to receive 0.84 shares of common stock, par value $.01 per share, of JPFI.

         A copy of the JPFI Merger Agreement is attached hereto as Exhibit F and is hereby incorporated herein by reference.

         In connection with the JPFI Merger, as more fully described in Item 6 below, the ML Entities have entered into a Support Agreement dated June 30, 1997 (the "Support Agreement") pursuant to which the ML Entities have agreed, among other things, to vote all shares of Issuer Common Stock held by them for approval and adoption of the JPFI Merger Agreement and the JPFI Merger at the meeting of the stockholders of the Issuer to be called and held to consider such adoption and approval.

         Other than as set forth above, and as more fully described in Item 6 below, in each case with respect to the JPFI Merger, none of the Filing ML Entities has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of Schedule 13D is hereby amended by deleting the first paragraph thereof and substituting therefor the following:

         The Filing ML Entities beneficially own an aggregate of 10,078,639 shares of Issuer Common Stock, representing approximately 36.0% of the total currently outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of Schedule 13D is hereby amended by deleting the last paragraph thereof and substituting therefor the following:

         JPFI and the ML Entities entered into the Support Agreement dated as of June 30, 1997 in connection with the execution of the JPFI Merger Agreement. Each ML Entity has agreed, pursuant to the Support Agreement, to vote all shares of Issuer Common Stock held by it for approval and adoption of the JPFI Merger Agreement and the JPFI Merger at the meeting of the stockholders of the Issuer to be called and held to consider such adoption and approval. In addition, the ML Entities have agreed not to take certain actions during the term of the Support Agreement relating to the disposition of the businesses or assets of the Issuer or JPFI or their respective subsuduaries, or the acquisition of voting securities of the Issuer or JPFI or their respective subsidiaries, or the merger or consolidation of the Issuer or JPFI or any of their respective subsidiaries with or into any corporation or other entity, other than the JPFI Merger or related transactions. The Support Agreement will terminate in the event that the JPFI Merger Agreement is terminated in accordance with its terms. A copy of the Support Agreement is attached hereto as Exhibit G and is hereby incorporated herein by reference.

         Except for the Standstill Agreement, the Registration Rights Agreement the Tax Agreement and the Support Agreement, none of the entities listed on
Schedule I and, to the knowledge of the Filing ML Entities, none of the persons listed on Schedule II has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.


F.       Merger Agreement dated as of June 30, 1997 among the Issuer, JPFI and
         Hudson.

G.       Support Agreement dated as of June 30, 1997 among the ML Investors and
         JPFI.

Signature

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


July 3, 1997                                        MERRILL LYNCH CAPITAL
                                                       PARTNERS, INC.



                                                     By: /s/ James V. Caruso
                                                        ------------------------
                                                        Name: James V. Caruso
                                                        Title: Vice President

                                  Exhibit Index


Exhibit                                Description                          Page
-------                                -----------                          ----


F. Merger Agreement dated as of June 30, 1997 among the Issuer, JPFI and Hudson.

G. Support Agreement dated as of June 30, 1997 among the ML Investors and JPFI.

                                   APPENDIX B

                        EXECUTIVE OFFICERS AND DIRECTORS

         Appendix B of Schedule 13D is hereby amended in its entirety to read as follows:

        The names and principal occupations of each of the executive officers and directors of Merrill Lynch & Co., Inc.; Merrill Lynch Group, Inc.; Merrill Lynch MBP Inc.; Merrill Lynch Capital Partners, Inc.; ML IBK Positions, Inc.; KECALP Inc.; ML Employees LBO Managers, Inc.; Merrill Lynch International Incorporated; and Merrill Lynch International Capital Management (Guernsey) II Limited are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address World Financial Center, New York, NY 10281.

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Merrill Lynch & Co., Inc.
-------------------------

David H. Komansky                             Same
Chairman & CEO, Director

Thomas W. Davis                               Same
Exec. VP, Corporate and Institutional
Client Group

E. Stanley O'Neal                             Same
Exec. VP, Corporate and Institutional
Client Group

William O. Bourke1                            Former Chairman and CEO, Reynolds
Director                                      Metals Co.

Worley H. Clark2                              Former Chairman and CEO, Nalco
Director                                      Chemical Co.

Jill K. Conway3                               Visiting Scholar, Massachusetts
Director                                      Institute of Technology

--------
1       Reynolds Metal Company
        6601 West Broad St.
        Richmond, VA 23230

2       W. H. Clark Associates, Ltd.
        135 South LaSalle St.
        Suite 1117
        Chicago, IL 60603

3       Massachusetts Institute of Technology
        Program on Science, Technology & Society
        STS Building
        E-51, Room 209 F
        Cambridge, MA 02139

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Edward L. Goldberg                            Same
Exec. VP, Operations,
Systems & Communications

Stephen L. Hammerman                          Same
Vice Chairman, Director & General Counsel

Earle H. Harbison, Jr.4                       Chairman, Harbison Corporation
Director

George B. Harvey5                             Chairman, President & CEO, Pitney
Director                                      Bowes Inc.

William R. Hoover6                            Chairman & Former CEO, Computer
Director                                      Sciences Corp.

Jerome P. Kenney                              Same
Exec. VP, Corp. Strategy & Research

Herbert M. Allison, Jr.                       Same
President, COO & Director

Robert P. Luciano7                            Chairman, Schering-Plough
Director                                      Corporation

--------
4       Harbison Corporation
        7700 Bonhomme Ave.
        Suite 750
        St. Louis, MO 63105

5       Pitney Bowes Inc.
        World Headquarters
        Location #65-27
        One Elmcroft Road
        Stamford, CT 06926-0700

6       Computer Sciences Corp.
        2100 East Grand Ave.
        El Segundo, CA 90245

7       Schering-Plough Corp.
        P.O. Box 1000
        One Giralda Farms
        Madison, NJ 07940-1000

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

David K. Newbigging8                          Chairman of Equitas Holdings
Director                                      Limited

Aulana L. Peters9                             Partner of Gibson, Dunn & Crutcher
Director

John J. Phelan, Jr.                           Senior Advisor, Boston Consulting
Director                                      Group

Winthrop H. Smith, Jr.10                      Same
Chairman, Merrill Lynch International
Exec. V.P. Int'l Private Client Group

John L. Steffens                              Same
Vice Chairman, U.S., Private Client Group

William L. Weiss11                            Chairman Emeritus, Ameritech
Director                                      Corporation

Joseph T. Willet                              Same
CFO & Senior VP

Arthur H. Zeikel12                            Same
Exec. V.P., Merrill Lynch Asset Management
Group



--------
8       Wah Kwong House, 9th Floor
        10 Albert Embankment
        London SEI 7SP

9       Gibson, Dunn & Crutcher
        333 South Grand Ave.
        47th Floor
        Los Angeles, CA 90071

10      225 Liberty St.
        New York, NY 10080

11      One First National Plaza
        21 South Clark St.
        Suite 2530C
        Chicago, IL 60603-2006

12      Merrill Lynch Asset Management
        800 Scudders Mill Rd.
        Plainsboro, NJ 08536

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Merrill Lynch Group, Inc.
-------------------------

Mark B. Goldfus                               Senior VP & Associate General
Director & Vice President                     Counsel

Theresa Lang                                  Senior VP & Treasurer
Director & President & Treasurer

Stanley Schaefer13                            Director of Tax
Director & Vice President

Michael J. Castellano                         Director, Corporate Reporting
Director & Vice President

Allen G. Braithwaite, III,14                  Same
Vice President

Richard S. Miller                             Same
Vice President

H. Allen White15                              Director, Corporate Real Estate
Vice President                                and Purchasing


Merrill Lynch MBP Inc.
----------------------

Herbert M. Allison, Jr                        President, COO and Director,
Vice President & Director                     Merrill Lynch & Co., Inc.

Matthias B. Bowman                            Vice Chairman, Investment Banking
President

James V. Caruso16                             Director, Partnership Analysis
Treasurer & Vice President                    and Management

Thomas W. Davis                               Exec. VP, Corporate and
Vice President & Director                     Institutional Client Group

Barry S. Friedberg                            Exec. VP
Director

--------
13      225 Liberty St.
        New York, NY 10080

14      225 Liberty St.
        New York, NY  10080

15      225 Liberty St.
        New York, NY  10080

16      225 Liberty St.
        New York, NY 10080

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Theresa Lang                                  Senior VP & Treasurer
Vice President & Director

Jack Levy                                     Managing Director and Co-head, M&A
Vice President & Director

Robert F. Tully17                             Vice President, Investment Banking
Treasurer & Vice President


Merrill Lynch Capital Partners, Inc.
------------------------------------

Gerald S. Armstrong                           Partner, Stonington Partners, Inc.
Director

Daniel H. Bayly                               Co-head, Investment Banking
Director

Matthias B. Bowman                            Vice Chairman, Investment Banking
President, Director

James J. Burke, Jr.18                         Managing Partner, Stonington
Director                                      Partners, Inc.

James V. Caruso                               Director, Partnership Analysis and
Vice President, Treasurer                     Management

David M. Johnson                              Managing Director, Operations
Director

Robert F. End19                               Partner, Stonington Partners, Inc.
Director

--------
17      225 Liberty St.
        New York, NY 10080

18      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

19      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Albert J. Fitzgibbons III20                   Partner, Stonington Partners, Inc.
Director

Barry S. Friedberg                            Exec. VP
Director

Jerome P. Kenney                              Exec. VP
Director

Theresa Lang                                  Senior VP & Treasurer
Director

Mark McAndrews                                CAO, Investment Banking
Director

Stephen M. McLean21                           Partner, Stonington Partners, Inc.
Director

Ross D. McMahon22                             VP, Partnership Analysis and
Vice President                                Management

Alexis P. Michas23                            Partner and COO, Stonington
Director                                      Partners, Inc.

Jerry G. Rubenstein24                         Independent Adviser, Omni
Director                                      Management Associates

--------
20      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

21      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

22      225 Liberty St.
        New York, NY 10080

23      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

24      123 Coulter Ave.
        Ardmore, PA 19003

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Rupinder S. Sidhu25                           Partner, Stonington Partners, Inc.
Director

Nathan C. Thorne                              Managing Director, Investment
Vice President, Director                      Banking

Michael von Clemm26                           Chairman, Highmount Capital, Inc.
Director

Robert W. Williamson27                        Senior VP & Chief Credit Officer
Director


ML IBK Positions, Inc.
----------------------

Matthias B. Bowman                            Vice Chairman, Investment Banking
President, Director

James V. Caruso28                             Director, Partnership Analysis and
Vice President, Director                      Management

Jeffrey A. Gelfand                            FVP & Director, Finance &
Vice President, Director                      Administration

Jeffrey S. Martin                             Managing Director, Investment
Vice President, Director                      Banking

Mark McAndrews                                CAO, Investment Banking
Vice President, Director

Nathan C. Thorne                              Managing Director, Investment
Vice President                                Banking

Neven Viducic                                 VP, Accounting
Treasurer



--------
25      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

26      2 Drayson Mews
        London W8 4LY, England

27      225 Liberty St.
        New York, NY 10080

28      225 Liberty St.
        New York, NY 10080

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

KECALP, Inc.
------------

Matthias B. Bowman                            Vice Chairman, Investment Banking
President & Director

James V. Caruso29                             Director, Partnership Analysis and
Director                                      Management

Mark B. Goldfus                               Senior VP & Associate General
Vice President & Director                     Counsel

Andrew J. Melnick                             Director, Global Fundamental
Vice President & Director                     Equity Research

John L. Steffens                              Vice Chairman, U.S. Private Client
Chairman & Director                           Group

Daniel G. Tully                               Managing Director, Equity Capital
Director                                      Markets

Patrick J. Walsh                              Senior VP & Director, Human
Vice President & Director                     Resources


ML Employees LBO Managers, Inc.
-------------------------------

Kevin K. Albert                               Managing Director, Private Equity
Director                                      Group, Investment Banking

Daniel H. Bayly                               Co-head, Investment Banking
Director

Matthias B. Bowman                            Vice Chairman, Investment Banking
President, Director

James V. Caruso30                             Director, Partnership Analysis and
Vice President, Treasurer, Director           Management

Alfred F. Hurley, Jr.                         Managing Director, Corporate
Director                                      Banking

Jeffrey M. Peek                               Director, Research
Vice President, Director

Nathan C. Thorne                              Managing Director, Investment
Vice President                                Banking


--------
29      225 Liberty St.
        New York, NY 10080

30      225 Liberty St.
        New York, NY 10080

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Merrill Lynch International Incorporated
----------------------------------------

Winthrop H. Smith, Jr.31                      Same, Exec. VP, International
Chairman, Director                            Private Client Group

Michael J.P. Marks32                          Co-head, Global Equities, Merrill
Deputy Chairman, Director                     Lynch International

Donald N. Gershuny                            General Counsel, Private Client
Senior Vice President, Director

Carlos M. Morales                             Senior VP & General Counsel,
Senior Vice President, Director               Corporate & Institutional Client

Ronald J. Strauss                             FVP, Merrill Lynch International
Senior Vice President and COO, Director

Gregory E. Andrews                            Senior Finance Officer, Private
Senior Vice President & CFO                   Client Group

Anthony Vanadia                               Same
Vice President & Treasurer

Malcolm B. Binks                              Same
Senior Vice President

Brian C. Henderson                            Same
Senior Vice President


Merrill Lynch International Capital
Management (Guernsey) II Ltd.
-----------------------------------

James V. Caruso33                             Director, Partnership Analysis and
Director                                      Management

--------
31      225 Liberty St.
        New York, NY 10080

32      P.O. Box 293
        20 Farringdon Road
        London EC1M 3NH, England

33      225 Liberty St.
        New York, NY 10080

NAME/POSITION                                 PRESENT PRINCIPAL OCCUPATION
-------------                                 ----------------------------

Roger O. Healy34                              Secretary, Merrill Lynch Bank &
Director                                      Trust Company (Cayman) Limited

Jonathan S. Nicholson35                       Managing Director, Merrill Lynch
Director                                      Bank & Trust Company (Cayman)
                                              Limited

--------
34      Bank of Butterfield Intl. (Cayman)
        PO Box 1164G
        Grand Cayman, Cayman Islands
        British West Indies

35      Bank of Butterfield Intl. (Cayman)
        PO Box 1164G
        Grand Cayman, Cayman Islands
        British West Indies